Exhibit 99.1

VIQ Solutions Reports First Quarter 2022 Financial Results

Significant Improvement in Technology Services Gross Margin Following Technology Integration

Reaffirms Full Year 2022 Goals

PHOENIX, AZ, May 11, 2022 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported its unaudited financial results for the first quarter ending March 31, 2022. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“We are on track to achieve our goals this year, realizing at least $50 million in revenue and improving our gross margin to reflect the integration of our technology platforms across all verticals, including Legal (Courts). Late in the quarter, we signed two new technology services contracts to support Court recording and transcription services and to facilitate transcripts of depositions and examinations under oath and hearings. These contracts have an estimated annual value of $1.9 million, which will increase the annual recurring revenue and positively impact organic growth numbers post COVID. The integration of Auscript and The Transcription Agency (“TTA”) this year, and migrating all Court clients to VIQ technology, is expected to drive significant gross margin improvement. March represents the first month, in over 26 months, that revenue is free from lockdowns. We are energized to compete in a new post-pandemic normal,” said Sebastien Paré, VIQ’s Chief Executive Officer.

“The Auscript acquisition increased our geographic and segment mix supporting further investment in Court technologies given the response to productivity gains in this segment. Additionally, VIQ’s ability to scale large contracts in Australia will continue accelerating regional revenue improvements. Australia represents 54% of current revenue. We expect revenue mix to continue to shift toward the Australian market as the year progresses given first quarter seasonality with court closures in January and February,” concluded Mr. Paré.

“As market requirements shift, our solutions flex to support the needs of our clients,” said Susan Sumner, VIQ’s President and Chief Operating Officer. “We are collaborating with a major U.S. court system to utilize our end-to-end solution suite to create efficiencies in the way testimony is managed. This high margin solution helps manage increased demand created by the court reporter shortage by automating the creation of a draft transcript edited by court resources. We are also collaborating with a notable court client in the UK to use FirstDraft™ creating new ways to deliver content to improve the accessibility and timeliness of information to key courtroom stakeholders. Our recent Fast Company award recognizes VIQ’s innovative approach leveraging AI to create efficiencies and drive transparency in courtrooms around the world.”

Ms. Sumner continued, “We experienced significant gross margin improvement in our core technology services, driven primarily by migration to our technology, which increased from 38.4% to 46.5% year-over-year without subsidies. Additionally, there was a dramatic improvement in the cost to produce a minute of content in the U.S.1, which decreased by 13%. We are seeing meaningful improvements to key performance measures as we integrate the technology throughout our services operations, while markets reopening increased our organic bookings by 64%1.”

First Quarter 2022 Financial Highlights:

•	Revenue of $11.5 million compared to $8.3 million in the same quarter of 2021. The increase of approximately $3.2 million, or 40%, was primarily driven by the acquisitions of Auscript and TTA offset by lower Technology sales recorded in Q1 2022;
•	In early February, 15 days of lockdown in Australia impacted revenue by an estimated $0.5 million. During the first quarter 2022, the Company’s revenue mix by vertical was Legal (Courts) 58%, Criminal Justice (including Law Enforcement) 13%, Insurance 15% and Media, Corporate and Government 14%;
•	During the first quarter 2022, the Company generated 54% of its revenue from Australia, 41% from the US and 5% in the UK, Canada and other geographies;
•	Gross profit was $5.5 million, or 47.6% of revenue, compared to $4.0 million, or 48.7% of revenue, in the same quarter of 2021. The increase in Gross Profit for the three months ended March 31, 2022, is primarily due to Q4 2021 acquisitions and productivity gains, partially offset by lower technology revenue versus the comparative period in 2021. In addition, the comparative 2021 period includes $0.1 million in COVID-19 wage subsidies versus nil in the three months ended March 31, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin[1] for the three months ended March 31, 2022, would be 47.6% versus 47.3% in the comparative period in 2021. The improvements mentioned by Ms. Sumner, above, are embedded in the US technology services margins;
•	Net loss was $2.0 million, or $0.07 per diluted share, versus net loss of $1.7 million, or $0.07 per diluted share, in the same quarter in 2021; and
•	Adjusted EBITDA[1] was negative $1.0 million versus Adjusted EBITDA of positive $0.3 million in the first quarter of 2021. The decrease in Adjusted EBITDA was driven primarily by lower technology sales not fully offset by higher technology services revenue and related gross profit, and higher Selling, General and Administrative expenses. Additionally, the Company had $0.3 million in COVID-19 wage subsidies in the comparable 2021 period.

“Given that acquisitions closed late in the fourth quarter of last year, our gross margins reflect pre-integration results this quarter. As we integrate the acquisitions this year, and migrate our Court revenue into our technology, we expect overall gross margins will continue to lift further. SG&A expenses will decrease as we gain operating leverage, and begin to generate positive EBITDA,” said Alexie Edwards, VIQ’s Chief Financial Officer.

1 Please refer to “Non IFRS Financial Measures” below in this news release.

2022 Priorities and Reaffirming Goals for Full Year 2022:

VIQ is reaffirming its goals for 2022. Financial expectations include generating at least $50 million in revenue with an expected gross margin in the range of 47%-55%.

VIQ’s geographic revenue mix shifted toward Australia following the completion of the Auscript acquisition with approximately 50% of its 2022 revenue expected to be derived from Australia versus 31% in 2021.

A similar revenue mix shift is expected to occur within the Company’s four verticals, namely Criminal Justice, Legal (Courts), Insurance and Media, Corporate and Government. Legal (Courts) is expected to grow to 64% of revenue versus 34% in 2021, and Criminal Justice, Insurance and Media, and Corporate and Government are each expected to shift from a revenue contribution of approximately 22% each to approximately 12% each.

The Company’s plan is to continue shifting further toward predictable, recurring, higher margin technology revenue as FirstDraft is adopted, and more clients leverage higher margin machine drafts. The technology and technology services pipelines have strengthened, and related revenue will be realized during 2022.

Upcoming Events

VIQ Solutions will participate virtually at the upcoming H.C. Wainwright Global Investment Conference held as a hybrid conference May 23-26, 2022. Management will host virtual meetings with institutional investors throughout the conference.  To schedule a meeting, please register at www.hcwevents.com/globalconference or reach out to the Investor Relations team by email at viq@htir.net.

Conference Call Details

VIQ will host a conference call and webcast to discuss its First Quarter 2022 results on Thursday, May 12 at 11:00 AM Eastern Time. The call will consist of updates by Sebastien Paré, VIQ CEO, Alexie Edwards, VIQ CFO, and Susan Sumner, VIQ President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements or information in this press release include, but are not limited to Company’s current focus, the contemplated impact of significant new and renewed contracts on the Company, the Company’s goals including revenue and gross margin goals for 2022, improvement in court vertical productivity, composition of/shift in 2022 revenues, migration of verticals onto certain platforms, improvement in cash flow and EBITDA for 2022, future acquisitions, 2022 revenue growth by Company vertical, the Company's participation in the upcoming H.C. Wainwright Global Investment Conference and the timing of the Company's earnings call.

Forward-looking statements or information are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, included but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022, in the Company’s annual report form on Form 20-F and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Financial Outlook

This press release contains a financial outlook within the meaning of applicable Canadian securities laws. The financial outlook has been prepared by management of the Company to provide an outlook for the Company's revenue, gross margin and value of certain contracts for the 2022 fiscal year and may not be appropriate for any other purpose. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading "Forward-looking Statements" above and assumptions with respect to market conditions, pricing, and demand. The actual results of the Company's operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed under the heading "Forward-looking Statements" above, it should not be relied on as necessarily indicative of future results.

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	March 31, 2022	December 31, 2021
Assets
Current assets
Cash	$3,720,281	$10,583,534
Trade and other receivables, net of allowance for doubtful accounts	6,564,640	5,594,368
Inventories	53,959	49,557
Prepaid expenses and deposits	1,735,545	2,054,793

Non-current assets	12,074,425	18,282,252
Restricted cash	538,231	303,945
Property and equipment	446,690	460,974
Right of use assets	1,067,513	1,134,493
Intangible assets	14,343,867	14,762,140
Goodwill	12,453,252	12,283,100
Deferred tax assets	522,910	464,800
Total assets	$41,446,888	$47,691,704

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$6,214,633	$5,380,701
Income tax payable	162,486	97,784
Share based payment liability	498,993	551,201
Derivative warrant liability	943,540	1,862,876
Current portion of long-term debt	715,156	1,109,713
Current portion of lease obligations	304,043	287,901
Current portion of contract liabilities	914,132	1,003,187

Non-current liabilities	9,752,983	10,293,363
Deferred tax liability	1,120,955	1,199,266
Long-term debt	7,899,542	11,999,108
Long-term contingent consideration	167,645	166,603
Long-term lease obligations	873,530	900,868
Other long-term liabilities	1,021,387	1,042,938
Total liabilities	20,836,042	25,602,146

Shareholders' Equity
Capital stock	72,191,764	72,191,764
Contributed surplus	4,960,614	4,842,208
Accumulated other comprehensive income (loss)	487,324	74,526
Deficit	(57,028,856)	(55,018,940)
Total shareholders’ equity	20,610,846	22,089,558
Total liabilities and shareholders' equity	$41,446,888	$47,691,704

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Three months ended March 31,
	2022	2021
Revenue	$11,524,981	$8,254,222

Cost of Sales	6,035,932	4,236,387
Gross Profit	5,489,049	4,017,835

Expenses
Selling and administrative expenses	6,136,309	3,661,326
Research and development expenses	199,085	239,663
Stock based compensation	952,196	85,995
Gain on revaluation of options	(708,447)	–
Gain on revaluation of RSUs	(174,253)	–
Foreign exchange loss	258,760	215,325
Depreciation	135,714	73,555
Amortization	1,023,630	1,174,808
	7,822,994	5,450,672

Loss before undernoted items	(2,333,945)	(1,432,837)

Interest expense	(339,713)	(331,419)
Accretion and other financing costs	(132,973)	(264,949)
Loss (Gain) on contingent consideration	(103,561)	95,994
Gain on revaluation of the derivative warrant liability	886,816	–
Restructuring costs	(14,381)	–
Business acquisition costs	(21,464)	–
Other income	609	3,453
	(2,058,612)	(1,929,758)
Current income tax recovery (expense)	(62,507)	41,990
Deferred income tax recovery	111,203	220,979
Income tax recovery	48,696	262,969
Net loss for the period	$(2,009,916)	$(1,666,789)
Exchange gain on translating foreign operations	412,798	164,392
Comprehensive loss for the period	$(1,597,118)	$(1,502,397)

Net loss per share
Basic	(0.07)	(0.07)
Diluted	(0.07)	(0.07)
Weighted average number of common shares outstanding - basic	29,881,717	24,467,151
Weighted average number of common shares outstanding - diluted	29,881,717	24,467,151

Non-IFRS Measures

Adjusted EBITDA, Bookings, Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio and Gross Margin for Technology Services without Covid 19 Subsidies are not a measure recognized by IFRS and do not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA, Bookings, Technology Services Revenue per Day, Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio and Gross Margin for Technology Services without Covid 19 Subsidies may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This news release also includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITDA, Bookings, Technology Services Cost of Sales without Covid 19 subsidies.

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. The term “Bookings” refers to the annualized estimated monthly value of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period. Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work. The term Technology Services Cost of Sales per Minute of Audio refers to the direct labor cost of edited content divided by the volume of audio content delivered. The term Gross Margin for Technology Services without Covid 19 Subsidies refers Gross margin for technology services as reported less COVID-19 related subsidies received related to technology services employees.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We believe that Bookings is useful supplemental information as it measures the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

We believe that Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio and Gross Margin for Technology Services without Covid 19 Subsidies is useful supplemental information as it provides an indication of the cost of sales and gross margin generated by the Company’s technology segment excluding the impact of Covid 19 subsidies.

For a reconciliation of Adjusted EBITDA, Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio and Gross Margin for Technology Services without Covid 19 Subsidies please refer to the section entitled "Key Operating Metrics – Non-IFRS Measures" in the Company's management's discussion and analysis for the three months ended March 31, 2022, which is available on the Company's SEDAR profile at www.sedar.com.

Trademarks

This press release includes trademarks, such as “FirstDraft,” which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this news release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.